Filed by Tim Hortons Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Tim Hortons Inc.; Burger King Worldwide, Inc.

Commission File No.: 001-32843, 001-35511

S-4 File No.: 333-198769

Tim Hortons Inc. Announces Webcast

of Special Meeting of Shareholders

OAKVILLE, ONTARIO, (December 8, 2014): Tim Hortons Inc. (TSX: THI, NYSE: THI) today provided additional details of its previously announced special meeting of shareholders to vote upon the proposed arrangement with Burger King Worldwide and certain affiliates.

The meeting is scheduled to begin at 10:00 a.m. on Tuesday, December 9, 2014. A live audio webcast will be available at www.timhortons-invest.com under the Events and Presentations tab. No access code is required. Users should plan to access the website several minutes prior to the start time. The webcast will be archived in the same section of the Tim Hortons website.

Tim Hortons Inc. Overview

Tim Hortons is one of the largest publicly-traded restaurant chains in North America based on market capitalization, and the largest in Canada. Operating in the quick service segment of the restaurant industry, Tim Hortons appeals to a broad range of consumer tastes, with a menu that includes premium coffee, hot and cold specialty drinks (including lattes, cappuccinos and espresso shots), specialty teas and fruit smoothies, fresh baked goods, grilled Panini and classic sandwiches, wraps, soups, prepared foods and other food products. As of September 28, 2014, Tim Hortons had 4,590 systemwide restaurants, including 3,665 in Canada, 869 in the United States and 56 in the Gulf Cooperation Council. More information about the Company is available at www.timhortons.com.

For Further information:

Scott Bonikowsky, (905) 339-6186 or investor_relations@timhortons.com

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, the proposed new parent company resulting from the transaction has filed with the SEC a registration statement on Form S-4 that includes a joint information statement/circular and other relevant documents to be mailed by Tim Hortons and Burger King Worldwide to their respective security holders in connection with the proposed transaction of Tim Hortons and Burger King Worldwide. The joint information statement/circular has also been filed with the Canadian securities regulators.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Tim Hortons, Burger King Worldwide and the proposed transaction. Investors and security holders are also able to obtain these materials and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, a copy of the joint information statement/circular may be obtained free of charge from Tim Hortons’ internet website for investors www.timhortons-invest.com, or from Burger King Worldwide’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King Worldwide, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King Worldwide, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King Worldwide’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King Worldwide on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular contained in the Registration Statement and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.